February 1, 2005
via U.S. Mail

Mark A. Kalafut
Vice President, General Counsel and Corporate Secretary
Terra Industries Inc.
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-1340

Re:	Terra Industries Inc.
		Forms S-3 filed January 4, 2005
      File Nos. 333-121835 and 333-121837

Dear Mr. Kalafut:

      We have limited our review of the above filings to the requirements of Items 507 and 508 of Regulation S-K and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms S-3

File No. 333-121835
Selling Shareholders, page 9
1. We note that none of the investors who were signatories to the Registration Rights Agreement dated August 6, 2004, that is incorporated by reference to the registration statement, are amongst the entities listed in the selling shareholder table on page 10. Consequently, we do not understand your disclosure in which you state that the registration statement was filed pursuant to registration rights granted in connection with an original issue of common shares.
Please explain to us supplementally and revise your disclosure to identify, how each selling shareholder acquired its shares. Additionally, please file the corresponding registration rights agreement with your next amendment.

2. Please identify in the selling shareholder table the natural persons who exercise voting and/or investment power over each listed entity. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available
Telephone Interpretations.

Plan of Distribution, page 11
3. Please identify any selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling shareholders are registered broker-dealers, please revise your disclosure to indicate that such selling shareholders underwriters. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter. File No. 333-121837
Plan of Distribution, page 59
4. Please identify any selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling shareholders are registered broker-dealers, please revise your disclosure to indicate that such selling shareholders underwriters. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter. Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response.
Detailed
cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of either of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please direct all questions relating to the above to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to H. Roger
Schwall, Assistant Director, at (202) 942-1870.   Direct all
correspondence to the following ZIP code:  20549-0405.


							Sincerely,

							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Carter W. Emerson, P.C.
	G. Nowak, Esq.
	Kirkland & Ellis, LLP
      (312) 861-2200 (fax)


      M.Duru
      H. Schwall
??

??

??

??

Terra Industries Inc.
February 1, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE